U.S. COMMERCIAL CORP., S.A.B. DE C.V.

RECEIVED

2007 DEC 27 A 7:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 20, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07028756

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the information of U.S. Commercial Corp., S.A.B. de C.V., related to outcome of the public tender offer for shares, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on December 17, 2007:

"U.S. Commercial Corp., S.A.B. de C.V. ("USCOM") informs the investors' public that, as a result of the public tender offer for shares of up to, 61,272,515 shares representing its outstanding capital stock that took place and was concluded on December 14, 2007, 16,809,448 shares were acquired. The purchase Price per share was of $1.30 (ONE PESO 30/100 Domestic Currency.), therefore the total amount to be paid on December 19, 2007 shall be for $21,852,282.40 (TWENTY-ONE MILLION EIGHT HUNDRED AND FIFTY-TWO THOUSAND EIGHTY TWO PESOS 40/100 M.N.)."

Sincerely.

PROCESSED
DEC 31 2007
THOMSON
FINANCIAL

Lic. Alejandro Archundia Becerra
Attorney in fact

12/27

END